Exhibit 99.10

CANADIAN SUPERIOR
ENERGY INC.

For Immediate Release	January 5, 2007

CANADIAN SUPERIOR PREPARES TO START DRILLING OFFSHORE TRINIDAD
AND ANNOUNCES WESTERN CANADA PRODUCTION GROWTH
ALONG WITH A DEBT FREE BALANCE SHEET

CALGARY, ALBERTA—(CCNMatthews – January 5, 2007) - Canadian Superior Energy Inc. (“Canadian Superior”) (the “Company”) (TSX:SNG) (AMEX:SNG) confirmed today that the scheduled refurbishment of the Kan Tan IV semi-submersible drilling rig, that has been contracted to drill three (3) back-to-back Company operated offshore wells, off the east of the Island of Trinidad, for Canadian Superior, is nearing completion. On March 19, 2006, Canadian Superior had announced it had contracted the Kan Tan IV Semi-Submersible Drilling Rig, managed by A. P. Moller - Maersk A/S (“Maersk”), (OMX:MAERSK B), of Copenhagen, Denmark, one of the world’s largest offshore drilling and shipping companies, and owned by Beijing Zhiyuan Industries Company Limited (“Beijing Zhiyuan”), of Beijing, China, a member of the SINOPEC Group of Companies (NYSE:SNP), the 3rd largest company in China, for a firm multi-well drilling contract to drill two Company operated back-to-back wells on its Block 5(C) offshore Trinidad.  The drilling of the third well was contracted and announced in November, 2006.

The Kan Tan IV rig has been contracted to drill three (3) back-to-back separate exploration prospect wells, “Victory” 1, “Bounty” 1 and “Endeavour” 1 on separate large natural gas prospects, off the east coast of Trinidad, on Canadian Superior’s “Intrepid Block 5(c). Each of these prospects has been named after a famous British sailing ship, the “Victory”, the “Bounty” and the “Endeavour”.  The wells will evaluate three (3) large, separate “World-Class” prospects that have been delineated by extensive 3D seismic Canadian Superior has interpreted over its entire “Intrepid” Block 5(c).  Once the Kan Tan IV has completed its scheduled refurbishment program currently underway in Brownsville, Texas, the drilling rig will undergo acceptance and safety testing and then will be towed to Trinidad for the supply and provision of various drilling goods and services and then directly to Canadian Superior’s “Victory” 1, “Intrepid” Block 5(c) well site expected to commence drilling by March 15, 2007.

Each of these “Intrepid” Block 5 (c) offshore exploration wells will be High Pressure (“HP”) wells, each drilled to a depth of about 5,000+ m (16,400+ feet) and each well is expected to take between 100 – 120 days to drill, test and complete. The initial three (3) well drilling program will take approximately one year to complete.

In addition to preparing for the “Intrepid” 2007 Drilling Program, the Company has continued to grow its Western Canadian business. Canadian Superior’s Western Canadian production averaged approximately 3,050 boe/d in 2006, a 10% increase over 2005 average production of 2,770 boe/d.  Also, during the next 30 days four (4) new wells, that have been drilled and completed, are expected to be placed on production which will add approximately 130 boe/d of further production.  All production increases during the past year were through the “drill-bit” without any acquisitions.  In the 4th quarter 2006, the Company is pleased to announce it completed two (2) successful equity financings totaling CDN $21.3 million.  Canadian Superior is totally debt free.

Canadian Superior is a Calgary, Alberta, Canada based oil and gas exploration and production company with operations in Western Canada, Offshore Trinidad and Tobago and Offshore Nova Scotia. See Canadian Superior’s website at www.cansup.com to review Canadian Superior’s operations in Western Canada, Offshore Trinidad and Tobago and Offshore Nova Scotia interests.

This news release contains forward-looking information on future production, project start-ups and future capital spending. Actual results or estimated results could differ materially due to changes in project schedules, operating performance, demand for oil and gas, commercial negotiations or other technical and economic factors or revisions.

Statements contained in this news release relating to future results, events and expectations are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks, uncertainties, scheduling, re-scheduling and other factors which may cause the actual results, performance, schedules or achievements of the Corporation, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Corporation’s annual report on Form 40-F on file with the U.S. Securities and Exchange Commission.

For Further Information RELATED TO CANADIAN SUPERIOR ENERGY INC. AND/OR THIS NEWS RELEASE, Please Contact:

Canadian Superior Energy Inc.

Suite 3300, 400 – 3rd Avenue S.W.

Calgary, Alberta, Canada  T2P 4H2

Mike Coolen, President & COO

Phone:  (403) 294-1411

Fax:      (403) 216-2374

www.cansup.com